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NOVAMERICAN STEEL INC.
2003 Second Quarter Report
For the six months ended May 31, 2003

2003 Second Quarter Report

For the six months ended May 31, 2003

TO THE SHAREHOLDERS OF
NOVAMERICAN STEEL INC.

Second Quarter Results

        Despite difficult market conditions, the Company achieved its 22nd consecutive profitable quarter.

        Sales for the second quarter increased by $10.8 million, or 9.0%, to $130.2 million from $119.4 million for the same period in 2002.

        Sales for the six months ended May 31, 2003 increased by $26.0 million, or 12.0%, to $243.0 million from $217.1 million in 2002.

        Tons sold and processed in the second quarter of 2003 decreased by 1,710 tons, or 0.4%, to 422,112 tons from 423,822 in the second quarter of 2002.

        Tons sold and processed for the six months ended May 31, 2003 increased by 68,107 tons, or 8.9%, to 831,763 tons from 763,656 tons in 2002.

        The gross margin for the second quarter 2003 decreased to 19.3% from 24.5% in 2002.

        The gross margin for the six months ended May 31, 2003 decreased to 19.7% from 23.6% in 2002.

        Net income for the second quarter decreased by $3.1 million, or 62.0% to $1.9 million, or $0.19 per share, versus $5.0 million, or $0.52 per share, for the same period in 2002.

        Net income for the six months ended May 31, 2003 decreased by $3.0 million, or 46.2%, to $3.5 million, or $0.36 per share, versus $6.5 million, or $0.68 per share for the first six months of 2002.

All dollar amounts are expressed in U.S. dollars.

Operations

        The second quarter proved to be difficult as downward price pressure adversely affected margins. Tons processed were up 5.3% due to relatively strong automotive demand while tons sold were off by 4.9% from the same period last year due to the absence of customer hedge buying which characterized the first six months of 2002. Lead times at North American steel mills remained short and many customers reduced inventories to minimum levels in an environment of weak demand.

Outlook

        Flatrolled steel prices appear to have bottomed in the second quarter. Third quarter price increases have been announced by most, if not all, North American steel mills and production cutbacks at some of the mills should bring the demand/supply equation into better balance. Demand in the United States is improving and the Company expects historically low interest rates, recent tax cuts and a weaker U.S. currency will continue to positively affect general manufacturing.

D. Bryan Jones
Chairman of the Board
President and Chief Executive Officer

Dorval, Québec
June 25, 2003

    The matters set forth in Outlook are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

Novamerican Steel Inc. and Subsidiaries
2003 Second Quarter Report

In accordance with U.S. GAAP, expressed in thousands of U.S. dollars, except net income per share and tonnage.

Consolidated Statements of Operations, Comprehensive Income
and Retained Earnings
(unaudited)

	Three months ended		Six months ended
	May 31, 2003	May 25, 2002	May 31, 2003	May 25, 2002
	$	$	$	$
Net sales	130,242	119,429	243,015	217,118
Cost of sales	105,050	90,194	195,063	165,992

Gross margin	25,192	29,235	47,952	51,126

Operating expenses
Plant	8,578	7,995	16,845	15,474
Delivery	4,582	4,453	8,445	8,251
Selling	2,901	2,928	5,734	5,676
Administrative and general	5,495	5,402	10,311	9,782

	21,556	20,778	41,335	39,183

Operating income	3,636	8,457	6,617	11,943

Interest expense	1,317	1,246	2,601	2,507
Share in income of joint ventures	(167)	(190)	(314)	(217)

	1,150	1,056	2,287	2,290

Income before income taxes and minority interest	2,486	7,401	4,330	9,653
Income taxes	618	2,418	834	3,104

Income before minority interest	1,868	4,982	3,496	6,549
Minority interest	—	27	—	—

Net income	1,868	5,010	3,496	6,549

Basic and diluted income per share	$0.19	$0.52	$0.36	$0.68

Weighted average number of shares outstanding	9,700,000	9,700,000	9,700,000	9,700,000

Comprehensive income
Net income	1,868	5,010	3,496	6,549
Changes in cumulative translation adjustment	5,365	2,806	8,450	1,838
Change in unrealized loss on interest rate swap, net of deferred taxes	(100)	74	(275)	(21)

	7,133	7,890	11,671	8,366

Retained earnings
Balance, beginning of period	100,417	80,210	98,789	78,671
Net income	1,868	5,010	3,496	6,549

Balance, end of period	102,285	85,220	102,285	85,220

Tons sold	225,899	237,488	418,978	433,619
Tons processed	196,213	186,334	412,785	330,037

	422,112	423,822	831,763	763,656

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Six months ended
	May 31, 2003	May 25, 2002	May 31, 2003	May 25, 2002
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,868	5,010	3,496	6,549
Adjustments to reconcile net income to net cash from (used for) operating activities
Depreciation and amortization	1,711	1,510	3,356	3,001
Share in income of joint ventures	(167)	(190)	(314)	(217)
Deferred income taxes	(43)	56	(350)	237
Minority interest	—	(27)	—	—
Loss (gain) on disposal of property, plant and equipment	(3)	59	(7)	59
Changes in working capital items
Accounts receivable	(2,816)	(10,218)	(2,886)	(10,264)
Income taxes receivable	(966)	(215)	(2,196)	297
Inventories	10,819	(6,563)	6,328	(7,440)
Prepaid expenses and other	171	(406)	(1,211)	(284)
Accounts payable and accrued liabilities	(2,753)	14,974	(6,560)	8,225
Income taxes payable	(128)	727	(3,908)	727

Net cash from (used for) operating activities	7,693	4,717	(4,252)	890

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of minority interest	—	(2,088)	(2,278)	(2,088)
Investment in a joint venture	—	(550)	—	(1,000)
Additions to property, plant and equipment	(1,917)	(1,099)	(4,255)	(2,581)
Proceeds from disposal of property, plant and equipment	93	140	97	171
Other assets	—	3	(2)	29

Net cash used for investing activities	(1,824)	(3,594)	(6,438)	(5,469)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	788	(1,619)	14,216	(1,522)
Proceeds from long-term debt	(739)	3,365	553	3,812
Repayment of long-term debt	(6,174)	(2,199)	(7,944)	(3,509)

Net cash from (used for) financing activities	(6,125)	(453)	6,825	(1,219)

Effect of exchange rate changes on cash and cash equivalents	395	123	588	9

Net increase (decrease) in cash and cash equivalents	139	793	(3,277)	(5,789)
Cash and cash equivalents, beginning of period	4,174	3,952	7,590	10,534

Cash and cash equivalents, end of period	4,313	4,745	4,313	4,745

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	1,310	2,215	2,695	3,547

Income taxes paid	1,279	712	5,396	1,712

Consolidated Balance Sheets
(unaudited)

	May 31, 2003	May 25, 2002	November 30, 2002
	$	$	$
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	4,313	4,745	7,590
Accounts receivable	76,861	71,216	67,580
Income taxes receivable	2,028	—	—
Inventories	87,663	76,800	87,672
Prepaid expenses and other	2,049	1,779	784
Deferred income taxes	1,197	142	1,149

	174,111	154,682	164,775
Investments in joint ventures	11,765	10,568	11,451
Property, plant and equipment	87,350	74,369	81,290
Goodwill, net of accumulated amortization	12,629	12,582	12,420
Other assets	1,533	2,054	1,769

	287,388	254,255	271,705

LIABILITIES
Current liabilities
Current portion of long-term debt	6,349	5,065	7,472
Bank indebtedness	19,475	5,826	3,534
Accounts payable and accrued liabilities	60,265	62,988	63,254
Income taxes payable	—	727	3,710

	86,089	74,606	77,970
Long-term debt	57,506	63,251	62,067
Fair value of interest rate swap	2,976	1,240	2,289
Deferred income taxes	9,279	7,124	9,512

	155,850	146,221	151,838

SHAREHOLDERS' EQUITY
Share capital	28,404	28,404	28,404
Retained earnings	102,285	85,220	98,789
Accumulated other comprehensive income (loss)	849	(5,590)	(7,326)

	131,538	108,034	119,867

	287,388	254,255	271,705

NOVAMERICAN STEEL INC.
Corporate and Investor Information

CORPORATE HEAD OFFICE
2175 Hymus Boulevard
Dorval, Québec
Canada    H9P 1J8
(514) 368-6455 / (514) 335-6682
Fax: (514) 368-3635
www.novamerican.com

TRANSFER AGENT
Equiserve Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-877-282-1168

INVESTOR INQUIRIES
Copies of the Company's public financial reports including the Annual Report on Form 20-F filed with the Securities and Exchange Commission, may be obtained from the Company's website, www.novamerican.com or by calling (514) 368-6455.

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2003 Second Quarter Report For the six months ended May 31, 2003